SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 2010

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of May 2010, incorporated by reference herein:

Exhibit

99.1   Release dated May 18, 2010, entitled "DEALING IN SECURITIES BY A DIRECTOR".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: May, 18 2010

By: /s/ Themba Gwebu

Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR

In compliance with Rule 3.63 of the JSE Limited Listings Requirements, the following information regarding a transaction by a director in securities of DRDGOLD is disclosed:

Name of director:	Mr. Niel Pretorius
Name of company of which he is a director:	DRDGOLD
Dates on which transaction was effected:	17 May 2010
Nature of transaction:	Purchase
Class of security:	Ordinary shares
Number of ordinary shares:	12 500
Average price per security:	R3.80
Total value of transaction:	R47 500
Nature of director`s interest:	Direct beneficial
Confirmation of on-market or off-market:	on-market

In compliance with Rule 3.66 of the JSE Listings Requirements, prior clearance to deal in the above securities was obtained from the Chairman of the Board. The above trade was completed outside of a closed period.

18 May 2010
Blackheath

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